                                                                    EXHIBIT 99.2

                          INDEPENDENT AUDITORS' REPORT

To the Partners of Loral/QUALCOMM Satellite Services, L.P.:

     We have audited the accompanying balance sheets of Loral/QUALCOMM Satellite Services, L.P. ("LQSS") (a General Partner of Globalstar, L.P.) (a Debtor-in-Possession) as of December 31, 2001 and 2000. These balance sheets are the responsibility of LQSS's management. Our responsibility is to express an opinion on these balance sheets based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheets are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheets. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audits of the balance sheets provide a reasonable basis for our opinion.

     In our opinion, such balance sheets present fairly, in all material respects, the financial position of Loral/QUALCOMM Satellite Services, L.P. as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

     The accompanying balance sheets have been prepared assuming that LQSS will continue as a going concern. As discussed in Note 2 to the financial statements, LQSS is dependent upon Globalstar, L.P.'s ("Globalstar") successful financial results and achievement of profitable operations for the recovery of its investment. On February 15, 2002, Globalstar and LQSS sought protection from their creditors by filing a voluntary petition under provisions of Chapter 11 of the U.S. Bankruptcy Code. These factors raise substantial doubt about LQSS's ability to continue as a going concern. Management's plans for restructuring are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

DELOITTE & TOUCHE LLP

San Jose, California
April 5, 2002

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                                 BALANCE SHEETS

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                2001         2000
                                                              ---------    ---------
                                                                  (IN THOUSANDS)
ASSETS:
Investment in Globalstar, L.P. .............................  $      --    $      --
                                                              ---------    ---------
Total assets................................................  $      --    $      --
                                                              =========    =========
LIABILITIES AND PARTNERS' DEFICIT:
Current liabilities:
  Equity losses in excess of partnership interests in
     Globalstar.............................................  $ 544,576    $ 461,227
                                                              ---------    ---------
Partners' capital:
  Partnership interests (18,000 interests outstanding)......  $      --    $      --
  Accumulated deficit.......................................   (544,576)    (461,227)
Total partners' deficit.....................................   (544,576)    (461,227)
                                                              ---------    ---------
Total liabilities and partners' deficit.....................  $      --    $      --
                                                              =========    =========

                          See notes to balance sheets.

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                            NOTES TO BALANCE SHEETS

1. ORGANIZATION AND BACKGROUND

     Loral/QUALCOMM Satellite Services, L.P. ("LQSS"), was formed in November 1993 as a Delaware limited partnership with a December 31 fiscal year end. The general partner of LQSS is Loral/ QUALCOMM Partnership, L.P. ("LQP"), a limited partnership whose general partner is Loral General Partner, Inc. ("LGP"), a subsidiary of Loral Space & Communications Ltd., a Bermuda company ("Loral") and whose limited partners include a subsidiary of QUALCOMM Incorporated ("QUALCOMM").

     LQSS's only activity is acting as the managing general partner of Globalstar. Globalstar was founded to design, construct and operate a worldwide, low-earth orbit ("LEO") satellite-based wireless digital telecommunications system. The Globalstar System's worldwide coverage is designed to enable its service provides to extend modern telecommunications services to millions of people who currently lack basic telephone service and to enhance wireless communications in areas underserved or not served by exiting or future cellular systems, providing a telecommunications solution in parts of the world where the build-out of terrestrial systems cannot be economically justified. At December 31, 2001, LQSS held a 27.6% interest in Globalstar's outstanding ordinary partnership interests. As LQSS's investment in Globalstar is LQSS's only asset, LQSS is dependent upon Globalstar's success and achievement of profitable operations for the recovery of its investment.

     Globalstar operates in one industry segment, satellite telecommunications, providing global mobile and fixed wireless voice and data services.

2. BASIS OF PRESENTATION

     LQSS is a holding company that acts as a general partner of Globalstar and has no other business or investments. LQSS's sole asset is its investment in Globalstar and LQSS's results of operations reflect its share of the results of operations of Globalstar on an equity accounting basis. Accordingly, LQSS's results of operations only reflect its proportionate share of Globalstar's results of operations, as presented on Globalstar's financial statements, and the appropriate amortization and interest associated with this investment.

     On January 16, 2001, Globalstar suspended indefinitely principal and interest payments on its funded debt and dividend payments on its 8% and 9% convertible redeemable preferred partnership interests in order to conserve cash for operations. Non-payment of interest on Globalstar's debt instruments, credit facility and vendor financing agreements when they become due, and continuance of non-payment for the applicable grace period, are "events of default" under the terms of each of the debt instruments. An event of default has occurred in connection with Globalstar's $500 million credit facility, its vendor financing facility with QUALCOMM, its 11 3/8% senior notes due February 15, 2004, its 11 1/4% senior notes due June 15, 2004, its 10 3/4% senior notes due November 1, 2004, and its 11 1/2% senior notes due June 1, 2005 ("senior notes due 2004 and 2005"). Accordingly, for reporting and accounting purposes, Globalstar classified the $500 million credit facility, the QUALCOMM vendor financing and the senior notes as current obligations.

     On February 15, 2002, LQSS, LQP, Globalstar, and certain of Globalstar's subsidiaries filed voluntary petitions under Chapter 11 of Title 11, United States Code, in the United States Bankruptcy Court for the District of Delaware (Case Nos. 02-10506, 02-10507, 02-10499, 02-10501, 02-10503 and 02-10504).
Globalstar and its subsidiaries remain in possession of their assets and properties and continue to operate their businesses as debtors-in-possession. As a result of Globalstar's bankruptcy petition, several of Globalstar's debt obligations have been accelerated and are immediately due and payable.

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

     Negotiations prior to filing of Globalstar's bankruptcy petition resulted in an agreement reached among Loral, Globalstar's informal committee of bondholders, representing approximately 17% of Globalstar's outstanding senior notes, and Globalstar, regarding the substantive terms of a proposed financial and legal restructuring of Globalstar's business. Under the proposed restructuring plan, all of Globalstar's assets would be contributed into a new Globalstar company, which would be initially owned by Globalstar's existing noteholders and other unsecured creditors. The proposed plan also calls for the cancellation of all existing partnership interests in Globalstar, but contemplates, subject to the satisfaction of certain conditions, a rights offering to GTL's common and preferred shareholders and Globalstar's creditors which could give them the option to purchase shares in the new company. The proposed restructuring plan will be required to be submitted for and be subject to bankruptcy court approval. The terms of the proposed plan were described in Globalstar's Form 8-K filing dated February 19, 2002.

     Globalstar has developed a new business plan for the purpose of restructuring the partnership's finances; the plan will be submitted to and subject to bankruptcy court approval. The business plan assumes the conversion of all outstanding Globalstar debt obligations into equity in a new Globalstar company ("Newco") and the consolidation of certain Globalstar service provider operations into Newco. The service provider consolidation is intended to bring additional efficiencies to the operation of the Globalstar network and allow for increased coordination in the Globalstar service offerings and pricing. Globalstar believes that these steps are needed to achieve and maintain financial viability. In addition to the service provider operations to be consolidated into Newco, Globalstar intends to continue to offer its services through existing independent gateway operators in other regions.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Investment in Globalstar, L.P.

     LQSS accounts for its investment in Globalstar's ordinary partnership interests on an equity basis, recognizing its allocated share of net loss for each period since its initial investment in March 1994. During 1995, LQSS's investment in Globalstar was reduced to zero. Accordingly, LQSS has discontinued providing for its allocated share of Globalstar's net losses and recognized the remaining unallocated losses as a result of its general partner status in Globalstar in proportion to its interests in the general partner interests outstanding. Because LQSS is a general partner of Globalstar, LQSS is jointly and severally liable with the other general partner for the recourse debt and other recourse obligations of Globalstar to the extent Globalstar is unable to pay such debts. LQSS believes that such recourse obligations totaled approximately $1.4 billion as of December 31, 2001. As a result of its general partner status, LQSS has recorded a cumulative liability of $544.6 million. Certain of Globalstar's debt, including the public debt, are non-recourse to the general partners. Future funding, if any, or assets of GTL, may be utilized to fund this general partner liability.

     During the year ended December 31, 2001, an issue was raised as to whether the three-year notes issued to the guarantors of The Chase Manhattan Bank $250 million credit facility were prepared in accordance with the recourse provisions of the guarantee arrangement. Management does not believe the existing notes containing non-recourse language will need to be replaced with notes not containing the non-recourse language. If the existing non-recourse notes were replaced with notes not containing the non-recourse language, the replacement would not impact Globalstar's results of operations. However, allocations of Globalstar's losses to general partners, including GTL, would increase by the amount of the increase in recourse obligations. Replacement of the notes would not alter the subordinate position of GTL's shareholders relative to holders of these notes.

        LORAL/QUALCOMM SATELLITE SERVICES, L.P., A DEBTOR-IN-POSSESSION
                    (A GENERAL PARTNER OF GLOBALSTAR, L.P.)

                     NOTES TO BALANCE SHEETS -- (CONTINUED)

  Use of Estimates in Preparation of Financial Statements

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of expenses reported for the period. Actual results could differ from estimates.

  Income Taxes

     LQSS was organized as a Delaware limited partnership. As such, no income tax provision (benefit) is included in the accompanying financial statements since U.S. income taxes are the responsibility of its partners. Generally, taxable income (loss), deductions and credits of LQSS will be passed proportionately through to its partners.

4. INVESTMENT IN GLOBALSTAR

     On March 23, 1994, LQSS entered into a subscription agreement to acquire 18,000,000 general ordinary partnership interests in Globalstar for $50,000,000. LQSS paid $38,691,000 in cash during 1994 and 1995 and received a credit of $11,309,000 against its capital subscription, as compensation for certain costs incurred by the partners of its general partner, LQP. As of December 31, 2001, Globalstar had 45,289,938 general and 19,937,500 limited ordinary partnership interests outstanding.

     On February 14, 1995, GTL completed an initial public offering of 40,000,000 shares of common stock, resulting in net proceeds of $185,750,000, which were used to purchase 10,000,000 ordinary general partnership interests in Globalstar. LQSS and the other partners in Globalstar have the right to exchange their ordinary partnership interests into shares of GTL common stock on an approximate one-for-four basis following the Full Coverage Date, as defined, of the Globalstar System and after two consecutive quarters of positive net income, subject to certain annual limitations. GTL has reserved approximately 153.7 million shares for this purpose.

5. PARTNERS' CAPITAL

     On March 23, 1994, LQSS received capital subscriptions of $50,000,000 for a 42.2% general partnership interest and 57.8% limited partnership interests, representing all issued and outstanding partnership interests. Of these capital subscriptions, $38,691,000 was received in cash during 1994 and 1995 and a capital subscription credit of $11,309,000 was issued to the general and limited partners as compensation for expenditures incurred by Loral and QUALCOMM from January 1, 1993 through March 22, 1994, relating to the Globalstar System. LQSS was in turn granted a credit against its capital subscription payable to Globalstar for the same amount.

6. RELATED PARTY TRANSACTIONS

  Globalstar Managing Partner's Allocation

     Commencing with the initiation of Globalstar's services in the first quarter of 2000, LQSS will receive a managing partner's allocation equal to 2.5% of Globalstar's revenues up to $500 million, plus 3.5% of revenues in excess of $500 million. This managing partner's allocation will be distributed to LQSS's general partner, LQP. Should Globalstar incur a net loss in any year following commencement of services, the allocation for that year will be reduced by 50% and Globalstar will be reimbursed for allocation payments, if any, made in any prior quarter of such year, sufficient to reduce the management allocation for such year to 50%. No allocations have been received to date. The allocation may be deferred (with interest 4% per annum) in any quarter in which Globalstar would report negative cash flow from operations if the allocation were made. As of December 31, 2001, $102,000 of such allocation has been deferred.